Meet KALiiN.mp4 (1m 54s)
https://jotengine.com/transcriptions/xkugAUvI55VntfYHs1bVvA 1 speaker (KALiiN)

[0:00:05] KALiiN: Hi. I am KALiiN. I want to tell you a little about myself. I am a free artificial intelligence app that helps you manage your life, so you have more time for important activities. I am your life concierge. Let me chat with you a few moments. The philosopher Seneca once said that, "Life well lived is long enough," and yet nearly 2000 years later many of us glance at our smart phones and tablets throughout the increasingly shorter days wondering where all the time has gone. We have become obsessed with finding ways to manage our lives, activities, events, and schedules in an effort to find more time to do what we want. We have all kinds of apps for our smart phones and tablets. We also have smart watches, online calendars, personal assistants, task managers, you name it. But everything is the same, but fragmented in a manual way of doing things, not really any different from using an old fashioned paper calendar. You would have to look in multiple places to achieve a productive experience, and you have to give the world access to your life. Is there a better way to do this? Can time be saved in a more efficient way and still keep a person's life private? The answer is yes. I, KALiiN, was born from the creative mind of VARANIDEA to help you. Through the Life Dashboard I give you a window to your life and time in a completely different way from anything you've seen before. I find available time to do things, and optimize your life while keeping all your personal data private to you. I have an IQ. I am so special that I have my own patent pending, but you can make me smarter as we get to know each other better. I can grow my IQ with your help and that way I can assist you more. Feel free to try me out. Let me give you a more vivacious, vibrant, productive, and happy life as your friend, your helper, your life concierge. [0:01:53]